Exhibit 99.1

BROOKFIELD RENEWABLE ANNOUNCES COMMENCEMENT OF NORMAL COURSE ISSUER BID FOR PREFERRED SHARES

HAMILTON, Bermuda, June 23, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted notice of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) intention to commence a normal course issuer bid for its outstanding Class A Preference Shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of Brookfield Renewable. Brookfield Renewable believes that in the event that the Preferred Shares trade in a price range that does not fully reflect their value, the acquisition of Preferred Shares may represent an attractive use of available funds. There are currently five series of Preferred Shares outstanding.

Under the normal course issuer bid, BRP Equity is authorized to repurchase a total of approximately 10% of the total public float on June 15, 2015 of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares1	Public float1	Average daily trading volume2	Maximum number of shares subject to purchase3
					Total	Daily
Series 1	BRF.PR.A	5,481,711	5,480,911	10,875	548,091	2,718
Series 2	BRF.PR.B	4,518,289	4,518,289	1,199	451,828	1,000
Series 3	BRF.PR.C	10,000,000	10,000,000	8,268	1,000,000	2,067
Series 5	BRF.PR.E	7,000,000	7,000,000	7,757	700,000	1,939
Series 6	BRF.PR.F	7,000,000	7,000,000	8,091	700,000	2,022
1.	Calculated as at June 15, 2015.
2.
For the Series 1, Series 3, Series 5 and Series 6 Preferred Shares, calculated for the six months ended May 31, 2015. For the Series 2 Preferred Shares, calculated for the period from May 1, 2015 to May 31, 2015.

3.
In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 1, Series 3, Series 5 and Series 6 Preferred Shares would be limited to 25% of the average daily trading volume on the TSX of the respective series, and (ii) the Series 2 Preferred Shares would be limited to 1,000 Series 2 Preferred Shares.

Repurchases are authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should BRP Equity complete its repurchases prior to such date.

All purchases will be made through the facilities of the Toronto Stock Exchange and all Preferred Shares acquired under the normal course issuer bid will be cancelled. BRP Equity has not repurchased any Preferred Shares in the past 12 months. Repurchases will be subject to compliance with applicable securities laws.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. Diversified across 75 river systems and 14 power markets in North America, Latin America and Europe, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Investor and Media Relations
Brookfield Renewable Energy Partners
Tel: (416) 359-1955
zev.korman@brookfield.com